SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)*

Penn Treaty American Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

707874103

(CUSIP Number)

Harvey P. Eisen

c/o Bedford Oak Advisors, LLC

100 South Bedford Rd.

Mt. Kisco, NY 10549

(914) 242-5701

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

September 19, 2008

(Date of Event which Requires

Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Partners, L.P. 06-1504646
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,862,650
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,862,650
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,862,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Capital, L.P. 13-4136960
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bedford Oak Advisors, LLC 13-4007124
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,201,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,201,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,201,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON* IA

SCHEDULE 13D

CUSIP No. 707874103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harvey P. Eisen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,201,050
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,201,050
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,201,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission on July 24, 2009 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) filed on behalf of Bedford Oak Partners, L.P., a Delaware limited partnership (“BOP”), Bedford Oak Capital, L.P., a Delaware limited partnership (“BOC”), Bedford Oak Advisors, LLC, a Delaware limited liability company (the “Advisor”), and Harvey P. Eisen (“Mr. Eisen” and, together with BOP, BOC and the Advisor, the “Reporting Persons”) with respect to the common stock, par value $0.10 per share (the “Common Stock”), of Penn Treaty American Corporation (the “Company”). This Amendment No. 1 corrects a misstatement made in Item 4 of the Original Schedule 13D which erroneously indicated that Mr. Parsow, a member of Company’s board of directors, is an affiliate of Atlas Capital Management, L.P. (“Atlas”).

The Advisor is the investment manager of certain private investment funds (the “Bedford Funds”), including BOC and BOP. Mr. Eisen is the managing member of the Advisor. The Funds directly own the Common Stock to which this Schedule 13D relates, and the Advisor and Mr. Eisen may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Bedford Funds to vote and dispose of the securities held by the Bedford Funds, including the Common Stock.

The Advisor and Mr. Eisen became the beneficial owners of more than 5% of the outstanding Common Stock on September 19, 2008. BOC became the beneficial owner of more than 5% of the outstanding Common Stock on October 6, 2008 and ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on December 23, 2008. BOP became the beneficial owner of more than 5% of the outstanding Common Stock on December 23, 2008. At such times, each of the Reporting Persons would have been eligible to report its beneficial ownership on Schedule 13G pursuant to Rule 13d-1(c) but did not so report such ownership as a result of an administrative oversight. Subsequently, following the filing of a Schedule 13D with respect to the Common Stock by Atlas on July 10, 2009, in which Atlas called for the resignation of all directors of the Company (other than Mr. Parsow), the Reporting Persons began to reevaluate their investment in the Common Stock and determined that, as substantial holders of the Common Stock, they may hold their shares with the effect of influencing control of the Company. As a result of such determination, the Reporting Persons are reporting their beneficial ownership of Common Stock on this Schedule 13D, which also includes the information that would have been disclosed by the Reporting Persons had they reported their beneficial ownership of the Common Stock on Schedule 13G on a timely basis.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is amended and restated as follows:

This Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The address of the principal executive offices of the Company is 2500 Legacy Drive, Suite 130, Frisco, Texas 75034.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated as follows:

(a)	This Schedule 13D is being filed jointly by the Reporting Persons.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 100 South Bedford Road, Mt. Kisco, New York 10549.

(c)       The principal business of both BOP and BOC is investment in securities. The principal business of the Advisor and Mr. Eisen is investment management, including the management of BOP, BOC and the other Bedford Funds.

(d)       None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Eisen is a United States citizen.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated as follows:

The Bedford Funds expended an aggregate of approximately $2.2 million of their investment capital to acquire the 2,201,050 shares of Common Stock beneficially owned by the Advisor and Mr. Eisen as of the date hereof. BOP expended an aggregate of approximately $1.2 million of its investment capital to acquire the 1,862,650 shares of Common Stock beneficially owned by it as of the date hereof. The Bedford Funds effected purchases of the Common Stock owned by them through margin accounts maintained for them with an affiliate of Jefferies & Company, Inc., which may extend margin credit to the Bedford Funds as and when required to open or carry positions in those margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated as follows:

The Reporting Persons acquired the Common Stock in the ordinary course of business for investment purposes.

The Advisor and Mr. Eisen intend to review the Bedford Funds’ investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of the Bedford Funds’ investment in the Company.

On July 10, 2009, Atlas filed a Schedule 13D with respect to the Common Stock in which it expressed concern about the management of the Company and called for the resignation of all members of the board of directors (other than Mr. Parsow) by August 15, 2009. In light of Atlas’ filing of its Schedule 13D, the Advisor and Mr. Eisen, on behalf of the Bedford Funds, are currently reevaluating their position with respect to the Bedford Funds’ investment in the Company.

The Reporting Persons have engaged and/or may engage in communications with other shareholders of the Company (including representatives of Atlas), knowledgeable industry or market observers, the Board or management of the Company or other representatives of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D under the Exchange Act.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a) and (b)      As of the date hereof, each of the Advisor and Mr. Eisen beneficially owns 2,201,050 shares of Common Stock, representing 9.5% of the Common Stock outstanding. Each of the Advisor and Mr. Eisen shares beneficial ownership of such shares with each other and with the Bedford Fund that directly owns such shares. As of the date hereof, BOP beneficially owns 1,862,650 shares of Common Stock and BOC beneficially owns no shares of Common Stock, representing 8.0% and 0%, respectively, of the Common Stock outstanding.

As of September 19, 2008, the Advisor and Mr. Eisen each beneficially owned 1,221,100 shares of Common Stock, representing 5.2% of the Common Stock then outstanding. Each of the Advisor and Mr. Eisen shared beneficial ownership of such shares with each other and with the Bedford Fund that directly owned such shares. As of October 6, 2008, BOC beneficially owned 1,200,050 shares of Common Stock, representing 5.2% of the Common Stock then outstanding. Such beneficial ownership was shared with the Advisor and Mr. Eisen. On December 23, 2008, BOC sold all shares of Common Stock then directly owned by it and ceased to be the beneficial owner of shares of Common Stock. As of December 23, 2008, BOP beneficially owned 1,862,650 shares of Common Stock, representing 8.0% of the Common Stock then outstanding. Such beneficial ownership was shared with the Advisor and Mr. Eisen.

All percentages of the Common Stock disclosed in this Schedule 13D are based on the 23,290,712 shares of Common Stock reported by the Company as outstanding as of March 28, 2008 in its annual report filed on Form 10-K for the period ended December 31, 2006. Such annual report was filed with the Securities and Exchange Commission on April 2, 2008 and is the most recent periodic report filed by the Company under the Exchange Act setting forth the number of shares of Common Stock outstanding.

(c)       During the sixty (60) days prior to July 15, 2009, the date on which the Advisor and Mr. Eisen began to reevaluate their position with respect to the Company as a result of the filing of a Schedule 13D by Atlas, and from such date to the date hereof, there were no transactions in the Common Stock effected by any the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d)       No person other than the Advisor or Mr. Eisen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock owned by any of the Bedford Funds, including BOP and BOC.

(e)       BOC ceased to be the beneficial owner of more than 5% of the outstanding Common Stock on December 23, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, dated July 24, 2009 with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2009

BEDFORD OAK PARTNERS, L.P.

By: Bedford Oak Management, LLC

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Managing Member

BEDFORD OAK CAPITAL, L.P.

By: Bedford Oak Management, LLC

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Managing Member

BEDFORD OAK ADVISORS, LLC

By:	/s/ Harvey P. Eisen

Name: Harvey P. Eisen

Title: Managing Member

/s/ Harvey P. Eisen

Harvey P. Eisen

Signature Page to Schedule 13D